As filed with the Securities and Exchange Commission on August 23, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GLG PARTNERS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror and Issuer))

Public Warrants to Purchase Common Stock, par value $0.0001
Founders Warrants to Purchase Common Stock, par value $0.0001
Sponsors Warrants to Purchase Common Stock, par value $0.0001
Co-Investment Warrants to Purchase Common Stock, par value $0.0001
(Title of Class of Securities)

Public Warrants — 37929X115
Founders Warrants — None
Sponsors Warrants — None
Co-Investment Warrants — None
(CUSIP Number of Class of Securities)

Copies to:

Alejandro San Miguel General Counsel and Corporate Secretary GLG Partners, Inc. 399 Park Avenue, 38th Floor New York, New York 10022 (212) 224-7200	J. Allen Miller, Esq. Marc A. Alpert, Esq. Sey-Hyo Lee, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, New York 10112 (212) 408-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

Not Applicable*	Not Applicable*

*	No filing fee is required because this filing contains only preliminary communications made before commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3. (Applicable to Public Warrants)

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

THIS COMMUNICATION IS NOT AN OFFER TO PARTICIPATE IN THE TENDER OFFER FOR THE WARRANTS DESCRIBED HEREIN. WHEN AND IF THE TENDER OFFER IS COMMENCED, A TENDER OFFER STATEMENT AND ADDITIONAL MATERIALS WILL BE MADE AVAILABLE. IN THAT EVENT, INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND STOCKHOLDERS WILL BE ABLE TO OBTAIN THESE MATERIALS FREE OF CHARGE ON THE SEC’S WEBSITE, www.sec.gov, AND WILL RECEIVE INFORMATION AT AN APPROPRIATE TIME ON HOW TO OBTAIN TENDER OFFER MATERIALS FOR FREE FROM GLG. SUCH MATERIALS ARE NOT CURRENTLY AVAILABLE AND THEIR AVAILABILITY IS SUBJECT TO THE DETERMINATION TO COMMENCE THE TENDER OFFER.

This combined Tender Offer Statement, and Schedule 13E-3 Transaction Statement with respect to the Public Warrants, is filed herewith under cover of Schedule TO by GLG Partners, Inc., a Delaware corporation (“GLG”), and relates to preliminary communications made by GLG before the commencement of an offer by GLG to purchase all of the outstanding warrants to purchase common stock of GLG, at a purchase price of $0.129 per warrant.

SCHEDULE TO

This combined Tender Offer Statement, and Schedule 13E-3 Transaction Statement with respect to the Public Warrants, is filed herewith under cover of Schedule TO (“Schedule TO”) by GLG Partners, Inc., a Delaware corporation (“GLG” or the “Company”), pursuant to Rule 13e-4 and Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with GLG’s offer to purchase for cash all of our outstanding public warrants (the “Public Warrants”), all of our outstanding founders warrants (the “Founders Warrants”), all of our outstanding sponsors warrants (the “Sponsors Warrants”) and all of our outstanding co-investment warrants (the “Co-Investment Warrants,” and collectively with the Public Warrants, Founders Warrants and the Sponsors Warrants, the “Warrants”), of GLG at a purchase price of $0.129 per Warrant, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated          , 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) and Rule 13e-3 of the Exchange Act.

All information in the Offer to Purchase, a copy of which is attached to this Schedule TO as Exhibit 99(a)(l)(A), is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company and issuer is GLG Partners, Inc., Delaware corporation. The address of GLG’s principal executive office is 399 Park Avenue, 38th Floor, New York, New York 10022. GLG’s telephone number is (212) 224-7200.

(b)	Securities.

This Schedule TO relates to an aggregate of 54,484,677 issued and outstanding Warrants, each of which represents the right to purchase one share of GLG common stock, par value $0.0001 per share, at an exercise price of $7.50 per share. As of August 5, 2010, there were 32,984,674 issued and outstanding Public Warrants, 12,000,003 issued and outstanding Founders Warrants, 4,500,000 issued and outstanding Sponsors Warrants and 5,000,000 issued and outstanding Co-Investment Warrants.

(c)	Trading Market and Price.

The information set forth under “THE OFFER — Section 6. Price Range of Common Stock, Public Warrants and Units” in the Offer to Purchase is incorporated herein by reference.

(d)	Dividends.

None.

(e)	Prior public offerings.

None.

(f)	Prior stock purchases.

The information set forth under “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The name of the filing person and subject company is GLG Partners, Inc., a Delaware corporation, GLG’s business address is 399 Park Avenue, 38th Floor, New York, New York 10022. GLG’s business telephone number is (212) 224-7200.

(b)	Business and background of entities.

The information set forth under “SPECIAL FACTORS — Section 1. Background of the Merger” and “THE OFFER — Section 8. Important Information Concerning GLG” in the Offer to Purchase is incorporated herein by reference.

(c)	Business and background of natural persons.

The information set forth under “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers” and “THE OFFER — Section 8. Important Information Concerning GLG” in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

(l)(i) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “INTRODUCTION” and “THE OFFER — Section 1. Number of Warrants; Purchase Price” in the Offer to Purchase is incorporated herein by reference.

(l)(ii) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “INTRODUCTION,” “THE OFFER — Section 1. Number of Warrants; Purchase Price,” “THE OFFER — Section 4. Purchase of Warrants and Payment of Purchase Price”) and “THE OFFER — Section 7. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(l)(iii) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “INTRODUCTION” and “THE OFFER — Section 1. Number of Warrants; Purchase Price” in the Offer to Purchase is incorporated herein by reference.

(l)(iv) Not Applicable.

(l)(v) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “THE OFFER — Section 10. Extension of The Offer; Termination; Amendment” in the Offer to Purchase is incorporated herein by reference.

(l)(vi) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “THE OFFER — Section 3. Withdrawal Rights” in the Offer to Purchase is incorporated herein by reference.

(l)(vii) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “THE OFFER — Section 2. Procedures for Tendering Warrants” and “THE OFFER — Section 3. Withdrawal Rights” in the Offer to Purchase is incorporated herein by reference.

(l)(viii) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “THE OFFER — Section 4. Purchase of Warrants and Payment of Purchase Price” in the Offer to Purchase is incorporated herein by reference.

(l)(ix) Not Applicable.

(l)(x) Not Applicable.

(l)(xi) Not Applicable.

(l)(xii) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 5. Material U.S. Federal Income Tax Consequences” and “THE OFFER — Section 2. Procedures for Tendering Warrants” in the Offer to Purchase is incorporated herein by reference.

(b)	Purchases.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(c)	Different terms.

None.

(d)	Appraisal rights.

Holders of Warrants are not entitled to any appraisal rights.

(e)	Provisions for unaffiliated security holders.

None.

(f)	Eligibility for listing and trading.

Not Applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a)	Transactions.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger,” “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer,” “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers” and “THE OFFER — Section 8. Important Information Regarding GLG” in the Offer to Purchase is incorporated herein by reference.

(b)	Significant corporate events.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger,” “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer,” “SPECIAL FACTORS — Section 3. Fairness of the Offer,” and “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(c)	Negotiations or contacts.

The information set forth under “SPECIAL FACTORS — Section 1. Background of the Merger” in the Offer to Purchase is incorporated herein by reference.

(e)	Agreements involving the subject company’s securities.

The information set forth in “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” and “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)	Uses of securities acquired.

The information set forth under “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)	Plans.

The information set forth under “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer,” “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers” and “THE OFFER — Section 8. Important Information Concerning GLG” in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Sources of Funds.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “THE OFFER — Section 7. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(b)	Conditions.

Not Applicable.

(c)	Expenses.

The information set forth under “THE OFFER — Section 7. Source and Amount of Funds” and “THE OFFER — Section 11. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(d)	Borrowed Funds.

Not Applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth under “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth under “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth under “THE OFFER — Section 11. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(b)	Employees and corporate assets.

None.

Item 10.	Financial Statements.

(a)	Financial information.

The information set forth under “THE OFFER — Section 8. Important Information Regarding GLG” in the Offer to Purchase is incorporated herein by reference.

(b)	Pro forma information.

Not Applicable.

Item 11.	Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Purchase, a copy of which is filed as Exhibit 99(a)(l)(A) hereto, is incorporated herein by reference.

(b)	Other material information.

Not Applicable.

Item 12.	Exhibits.

Exhibit Number	Description

99(a)(1)(A)	Offer to Purchase dated , 2010.
99(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*(
99(a)(1)(C)	Notice of Guaranteed Delivery.
99(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(d)(1)	Agreement and Plan of Merger dated as of May 17, 2010 among GLG Partners, Inc., Man Group plc and Escalator Sub 1 Inc., filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(2)	Amendment No. 1 dated as of August 19, 2010 to the Agreement and Plan of Merger dated as of May 17, 2010 among the Company, Man Group plc and Escalator Sub 1 Inc., filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on August 20, 2010, is incorporated herein by reference.
99(d)(3)	Share Exchange Agreement dated May 17, 2010 by and among Man Group plc and the stockholders of the Company party thereto, filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(4)	Voting and Support Agreement dated May 17, 2010 by and among Man Group plc, Escalator Sub 1 Inc. and the stockholders of the Company party thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(5)	Second Amended and Restated Employment Agreement between the Company and Jeffrey M. Rojek, dated May 16, 2010, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.

(* To be filed by amendment.

Exhibit Number	Description

99(d)(6)	Second Amended and Restated Employment Agreement between the Company and Alejandro San Miguel, dated May 16, 2010, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(7)	Amendment to Amended and Restated Employment Agreement between the Company and Simon White, dated May 16, 2010, filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(8)	Joinder Agreement dated as of June 21, 2010 by and among Man Group plc, Escalator Sub 1 Inc., the Company, Sage Summit LP, Lavender Heights Capital LP and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of Blue Hill Trust and Green Hill Trust, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 25, 2010, is incorporated herein by reference.
99(d)(9)	Purchase Agreement dated as of June 21, 2010 between Sage Summit LP and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, filed as Exhibit 4 to the Statement of Beneficial Ownership on Schedule 13D of Blue Hill Trust and Green Hill Trust on June 28, 2010, is incorporated herein by reference.
99(d)(10)	Purchase Agreement dated as of June 21, 2010 between Lavender Heights Capital LP and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust, filed as Exhibit 5 to the Statement of Beneficial Ownership on Schedule 13D of Blue Hill Trust and Green Hill Trust on June 28, 2010, is incorporated herein by reference.
99(d)(11)	Amended and Restated Warrant Agreement dated as of December 21, 2006 between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.
99(d)(12)	Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of December 19, 2007, between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-147865), is incorporated herein by reference.
99(d)(13)	Founders’ Agreement dated June 22, 2007 among Noam Gottesman, as Sellers’s Representative, the Principals, the Trustees, Berggruen Freedom Holdings Ltd. and Marlin Equities II, LLC, filed as Annex E to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(14)	GLG Shareholders Agreement dated as of June 22, 2007 among the Company and the Persons set forth on the signature pages thereto, filed as Annex D to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

I.	Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

(a)	Purposes.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger” and “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)	Alternatives.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger,” “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer,” “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)	Reasons.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger” and “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(d)	Effects.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger,” “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer,” “SPECIAL FACTORS — Section 3. Fairness of the Offer” and “SPECIAL FACTORS — Section 5. Material U.S. Federal Income Tax Consequences” in the Offer to Purchase is incorporated herein by reference.

II.	Fairness of the Going-Private Transaction.

(a)	Fairness

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)	Factors considered in determining fairness.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)	Approval of security holders.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(d)	Unaffiliated representatives.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(e)	Approval of directors.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(f)	Other offers.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Section 1. Background of the Merger” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

III. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, opinion or appraisal.

GLG did not seek or receive a fairness opinion in connection with the Offer. The information set forth under “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)	Preparer and summary of the report, opinion or appraisal.

Not Applicable.

(c)	Availability of documents.

Not Applicable.

IV.	The Solicitation or Recommendation.

(d)	Intent to tender or vote in a going-private transaction.

The information set forth under “INTRODUCTION,” “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(e)	Recommendation of others.

The information set forth under “INTRODUCTION,” “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit
Number	Description

99(a)(1)(A)	Offer to Purchase dated , 2010.
99(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*
99(a)(1)(C)	Notice of Guaranteed Delivery.
99(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(d)(1)	Agreement and Plan of Merger dated as of May 17, 2010 among GLG Partners, Inc., Man Group plc and Escalator Sub 1 Inc., filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(2)	Amendment No. 1 dated as of August 19, 2010 to the Agreement and Plan of Merger dated as of May 17, 2010 among the Company, Man Group plc and Escalator Sub 1 Inc., filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on August 20, 2010, is incorporated herein by reference.
99(d)(3)	Share Exchange Agreement dated May 17, 2010 by and among Man Group plc and the stockholders of the Company party thereto, filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(4)	Voting and Support Agreement dated May 17, 2010 by and among Man Group plc, Escalator Sub 1 Inc. and the stockholders of the Company party thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(5)	Second Amended and Restated Employment Agreement between the Company and Jeffrey M. Rojek, dated May 16, 2010, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(6)	Second Amended and Restated Employment Agreement between the Company and Alejandro San Miguel, dated May 16, 2010, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(7)	Amendment to Amended and Restated Employment Agreement between the Company and Simon White, dated May 16, 2010, filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(8)	Joinder Agreement dated as of June 21, 2010 by and among Man Group plc, Escalator Sub 1 Inc., the Company, Sage Summit LP, Lavender Heights Capital LP and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of Blue Hill Trust and Green Hill Trust, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 25, 2010, is incorporated herein by reference.
99(d)(9)	Purchase Agreement dated as of June 21, 2010 between Sage Summit LP and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, filed as Exhibit 4 to the Statement of Beneficial Ownership on Schedule 13D of Blue Hill Trust and Green Hill Trust on June 28, 2010, is incorporated herein by reference.
99(d)(10)	Purchase Agreement dated as of June 21, 2010 between Lavender Heights Capital LP and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust, filed as Exhibit 5 to the Statement of Beneficial Ownership on Schedule 13D of Blue Hill Trust and Green Hill Trust on June 28, 2010, is incorporated herein by reference.
99(d)(11)	Amended and Restated Warrant Agreement dated as of December 21, 2006 between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.
99(d)(12)	Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of December 19, 2007, between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-147865), is incorporated herein by reference.

* To be filed by amendment.

Exhibit
Number	Description

99(d)(13)	Founders’ Agreement dated June 22, 2007 among Noam Gottesman, as Sellers’s Representative, the Principals, the Trustees, Berggruen Freedom Holdings Ltd. and Marlin Equities II, LLC, filed as Annex E to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(14)	GLG Shareholders Agreement dated as of June 22, 2007 among the Company and the Persons set forth on the signature pages thereto, filed as Annex D to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.